Mail Stop 3561

December 5, 2006

Glenn C. Christenson
Executive Vice PresidentStation Casinos, Inc.
2411 West Sahara Avenue
Las Vegas, NV 89102

> **Re: Station Casinos, Inc.**
> **File No. 0-21640**
> **Form 10-K: For the Year Ended December 31, 2005**

Dear Mr. Christenson:

We have monitored the above referenced filing and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Year Ended December 31, 2005

MD&A – Operating Income / Operating Margin, page 33

1. Reference is made to the non-GAAP disclosure of operating income, excluding certain charges / credits and its related non-GAAP operating margin amounts thereto. In this regard, you should not adjust a performance measure when the nature of the charge or credit is reasonably likely to occur within two years or there was similar item within the prior two years under the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K.

In reviewing the tabular disclosures of similar information that you have made in your Form 10-Ks filed since fiscal 2002, we note you have reported similar items in multiple periods (e.g. impairment loss, preopening expense, gain on sales of properties, etc.). Therefore, it appears unreasonable to conclude that the nature of the charges / credits is not reasonably likely to recur within the specified time periods. Furthermore, the purpose and use of these non-GAAP amounts would not appear to be justifiable, even if such specified time periods were met. As such, it appears you should delete these non-GAAP operating income and related margins amounts from your disclosures, respectively. However, we encourage you to highlight, discuss and analyze both recurring and non-recurring items in MD&A without eliminating or adjusting a GAAP performance measure in connection with a non-GAAP financial measure. Please advise and revise accordingly.

Consolidated Balance Sheet, page 55

2. We note the asset, "Advances to Tribes," has materially increased from approximately $50 million to $165 million from the end of fiscal 2004 to fiscal 2005. In addition, the asset increased to approximately $179 million as of the latest interim period (September 30, 2006) and you revised the balance sheet caption for this asset to "Native American Development Costs." Although you include disclosure in note 10 (Commitments and Contingencies) discussing the nature and amounts advanced toward the various Native American tribes, it appears you have not provided disclosure of a significant accounting policy herein or note 1 for your recognition, measurement and evaluation of impairment of this asset.

   Please tell us and provide a significant accounting policy with robust disclosure specifically addressing all factors management uses in evaluating impairment for this asset as well as the GAAP methodology used in this assessment. Please include the timing on how often this assessment is made. We also note that certain payments have been expensed in development costs as incurred. Therefore, your significant accounting policy should also clearly distinguish how you identify and recognize payment amounts as capitalized assets compared to expensing such payments as incurred, with the appropriate GAAP literature supporting the treatment, accordingly.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Station Casinos, Inc.
December 5, 2006
Page 3

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Theresa Messinese at 202-551-3307 or the undersigned at 202-551-3816 with any questions.

Sincerely,

Joe Foti
Senior Assistant Chief Accountant